PERTH, AUSTRALIA 23 December 2006
Title Tohatsu unveils new flagship outboard engine with Orbital
Technology

Japans second largest outboard manufacturer Tohatsu has unveiled a new 115 horsepower two stroke outboard engine featuring Orbitals air assisted direct fuel injection technology.

Tohatsu have stated that the new MD 115A engine is the new flagship for the TLDI range, and will be on sale in the northern summer of 2006.

The TLDI series of engines are Tohatsus award winning outboard motors utilizing the Orbital air assisted direct injection technology OCP. These direct injection two stroke engines have been in production since 2000 starting out with the 50 horsepower MD 50 engine. Over the last few years the TLDI range has been extended to cover 40, 50, 70 and 90 horsepower in line 3 cylinder engines. This new release now extends the technology onto their largest displacement in line 4 cylinder engine for the first time.

Orbital Chief Executive Officer Rod Houston said this new release continues to show the commitment of our licensees to two stroke engines in combination with Orbitals direct injection technology.

Tohatsu have done a brilliant job on their new flagship TLDI engine not only have they produced a clean and efficient outboard they have also paid significant attention to the refinement of the overall product including noise quality and styling. This product is confirmation that there is a place for clean and quiet two strokes in the marine outboard market alongside the four strokes, said Mr. Houston.

Any day that one of our customers releases a new product with OCP is an important day for our future revenue streams and the sale of Synerject components.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621